CHAPIN DAVIS, INC. and SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

As of and for the year ended December 31, 2016







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapin Davis Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 VILLAGE SQUARE, SUITE 200
(No. and Street)

BALTIMORE	MD	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TALBOT JONES ALBERT, IV — 410-435-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK SCHAEFER HACKETT
(Name – *if individual, state last, first, middle name*)

ONE EAST FOURTH STREET	CINCINNATI	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, TALBOT JONES ALBERT, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAPIN DAVIS, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Talbot Jones Albert IV
Signature

PRESIDENT AND CEO
Title

Mark R Swensen
Notary Public

MARK R. SWENSEN NOTARY PUBLIC BALTIMORE COUNTY, MD

Comm exp 1/13/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPIN DAVIS, INC. and SUBSIDIARY

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

We have audited the accompanying consolidated statement of financial condition of Chapin Davis, Inc. and Subsidiary as of December 31, 2016, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of Chapin Davis, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chapin Davis, Inc. and Subsidiary as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III on pages 15 to 19 has been subjected to audit procedures performed in conjunction with the audit of Chapin Davis, Inc. and Subsidiary's consolidated financial statements. The supplemental information is the responsibility of Chapin Davis, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 14, 2017

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$ 220,235
Securities owned, at fair value	37,962
Deposits with clearing organization	100,000
Receivable from clearing organization	277,777
Receivables from employees, net of allowance for doubtful accounts of $15,002	358,806
Deferred tax assets	65,600
Prepaid expenses	54,944
Security deposit	6,400
Leasehold improvements and office equipment at cost less accumulated depreciation and amortization of $368,596	334,167
TOTAL ASSETS	$ 1,455,891

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 414,371
Obligations under capital leases	14,965
Deferred tax liability	17,600
Unconditional guaranteed loan	84,509
Total liabilities	531,445

STOCKHOLDERS' EQUITY:

Preferred stock, $100 par value; 1,500 shares authorized and outstanding	150,000
Common stock, $.10 par value: 200,000 shares authorized; 120,670 shares outstanding	12,067
Additional paid-in capital	333,015
Retained earnings	429,364
Total stockholders' equity	924,446
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,455,891

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2016

Revenues	
Commissions	$ 1,984,841
Principal transactions	476,413
Interest	320,393
Investment advisory fees	1,484,508
Mutual fund fees	1,062,179
Referral fees	721,865
Other	69,431
Total revenue	6,119,630
Expenses	
Compensation and benefits	4,815,826
Floor brokerage and clearing fees	267,708
Occupancy and equipment rental	486,583
Technology communications	61,823
Interest	7,891
Office supplies	104,551
Uncollectible accounts	80,000
Registration and licenses	85,862
Insurance	87,642
Depreciation and amortization	63,347
Legal and accounting	300,972
Other	111,572
Total expenses	6,473,777
Loss before income taxes	(354,147)
Benefit from income taxes	66,300
Net loss	($ 287,847)

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2016

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2016	$ 150,000	$ 10,720	$ 224,849	$ 669,802	$ 1,055,371
Prior period adjustment	----	----	----	86,917	86,917
Balance, January 1, 2016 as restated	150,000	10,720	224,849	756,719	1,142,288
Net loss	----	----	----	(287,847)	(287,847)
Dividends	----	----	----	(12,750)	(12,750)
Issuance of common stock	----	2,587	176,251	----	178,838
Repurchase of common stock	----	(1,240)	(68,085)	(26,758)	(96,083)
Balance, December 31, 2016	$ 150,000	$ 12,067	$ 333,015	$ 429,364	$ 924,446

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	($	287,847)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization		63,347
Bad debt expense		80,000
Income tax benefit	(	66,300)
(Increase) decrease in operating assets:		
Deposits with clearing organization		4
Receivable from clearing organization	(	26,412)
Accrued commissions		85,125
Receivables from employees	(	51,433)
Securities owned		106,954
Prepaid expenses		590
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(	47,111)
Unconditional guaranteed loan	(	46,179)
Net cash used in operating activities	(	189,262)
Cash flows from financing activities:		
Payments on capital leases	(	20,435)
Payments on assessment agreement	(	12,322)
Issuance of common stock		178,838
Repurchase of common stock	(	96,083)
Dividend on preferred stock	(	12,750)
Net cash provided by financing activities		37,248
Net decrease in cash	(	152,014)
Cash at January 1, 2016		372,249
Cash at December 31, 2016	$	220,235
Supplemental cash flow disclosures:		
Cash payments for:		
Interest	$	7,891
Income taxes	$	-----

The accompanying notes are an integral part of these financial statements

5

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Chapin Davis, Inc. and Subsidiary (the Company) as summarized below conform to accounting principles generally accepted in the Unites States of America. The significant accounting policies are summarized as follows:

A. Nature of Operations

Chapin Davis, Inc. (Chapin Davis) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Chapin Davis was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, Chapin Davis acquired the operation of Chapin Davis & Co., via an asset purchase agreement. Chapin Davis changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008. During 2013, Chapin Davis opened an office in Peoria, Illinois.

Chapin Davis is engaged in a single line of business as a securities broker–dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory.

Chapin Davis forwards all securities transactions to First Clearing, LLC, which carries and clears such transactions for Chapin Davis on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

Chapin Davis Insurance, Inc., a wholly-owned subsidiary of Chapin Davis, is licensed to sell life and property and casualty insurance products.

B. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Chapin Davis and its wholly-owned subsidiary, Chapin Davis Insurance, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   D. Revenue Recognition

   Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the consolidated statement of income. Trading gains and losses are recorded using the average cost method.

   Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received quarterly and recognized as earned.

   E. Leasehold Improvements and Office Equipment

   Depreciation of leasehold improvements and office equipment is determined by use of a straight line method over the estimated useful life of the asset: leasehold improvements, 15 years and office equipment, five to seven years. Depreciation expense for the year was $63,347. Leasehold improvements and office equipment consisted of the following at December 31, 2016:

	Leasehold Improvements	Office Equipment	Total
Cost	$ 319,802	$ 382,961	$ 702,763
Accumulated depreciation and amortization	(56,907)	(311,689)	(368,596)
Net	$ 262,895	$ 71,272	$ 334,167

   F. Allowance for Doubtful Accounts

   The carrying amount of receivables from the clearing organization and employees are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the open transactions with the clearing organization and a review of each employee's outstanding balance and ability to pay. The allowance for doubtful accounts was $15,002 at December 31, 2016. Bad debt write-offs for 2016 were $130,947, which was due from a former employee. Of this total, $50,947 was written off against the allowance for doubtful accounts and $80,000 was a direct expense in 2016.

   G. Advertising

   Advertising costs for 2016 were $15,846. These costs are expensed as incurred.

1. Summary of Significant Accounting Policies – Continued

   H. Income Taxes

   Chapin Davis and its subsidiary file a consolidated federal income tax return, whereas each company files its own state income tax return. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities included in the consolidated financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the consolidated financial statements are expected to be realized as prescribed in FASB ASC 740.

   The Company accounts for uncertainty in income taxes using the provisions of FASB ASC 740. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

   As of December 31, 2016, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the consolidated financial statements.

   With limited exceptions, the Company is no longer subject to income tax examination for any years prior to 2013 for federal and state tax purposes.

   I. Statement of Cash Flows

   For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at brokerage firms. It does not include money market investments held at the clearing broker.

2. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At December 31, 2016, the Company did not adjust prices received from the independent clearing firm.

The following table presents the Company's fair value hierarchy as of December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Deposits with clearing organization -				
U.S. Treasury money market shares	$ 100,000	$ ----	$ ----	$ 100,000
Securities owned:				
U.S. Treasury money market shares	35,848	----	----	35,848
Equity securities	23	----	----	23
Corporate bonds	2,091	----	----	2,091
Total securities owned	37,962	----	----	37,962
Total assets at fair value	$ 137,962	$ ----	$ ----	$ 137,962

2. Fair Value Measurements - Continued

There were no transfers between Level 1 and Level 2 during the year.

3. Receivable From Clearing Organization

Receivables from clearing organization at December 31, 2016, represent commissions and fees.

4. Preferred Stock

The Company authorized 1,500 shares of preferred stock at a par value of $100 per share and issued 1,500 shares in 2015. The preferred stock has a dividend of 8.5% payable quarterly, is due March 15, 2018, and was callable on March 15, 2016 at par and every six months thereafter until maturity, in increments of $25,000.

5. Employee Benefit Plan

The Company has a 40l(k) savings-profit sharing plan ("the Plan"). Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company did not make a contribution to the Plan for the year ended December 31, 2016.

6. Prior Period Adjustment

The Company's financial statements as of December 31, 2015, contained the following error: (1) understatement of account receivables from employees by $98,317 and a reduction in expenses by $98,317. The net income for 2015 has been increased by $86,917 to correct the effect of the $98,317 adjustment, net of the related income tax benefit of $11,400.

7. Income Taxes

The benefit for income taxes consists of the following:

Current	Federal	$	----
	State		----
Deferred	Federal	(	49,100)
	State	(	17,200)
Total benefit		($	66,300)

7. Income Taxes – Continued

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax assets and liability.

	Federal	State
Deferred tax asset:		
Net operating loss	$ 47,000	$ 13,200
Allowance for doubtful accounts	2,200	700
Charitable contributions	1,300	1,200
	$ 50,500	$ 15,100
Deferred tax liability:		
Accelerated depreciation	$ 17,600	$ ----

At December 31, 2016, the Company had loss carryforwards totaling approximately $313,000 that may be offset against future taxable income. These carryforwards expire in 2035.

In addition, there are charitable contribution deductions that can be carried forward totaling approximately $9,042 that expire in:

2017	$ 4,300
2018	1,592
2019	2,325
2020	----
2021	825
	$ 9,042

8. Commitments and Contingencies

The Company leases its offices in Baltimore, Maryland under a non-cancelable operating lease expiring March 31, 2017. On January 4, 2017 the Company signed a new twelve year lease for their Baltimore location. In addition, the Company leases office space in Peoria, Illinois under a non-cancelable operating lease expiring April 30, 2021.

As of December 31, 2016, the aggregate future minimum rental payments under these leases are as follows:

	Maryland	Illinois
2017	$ 84,503	$ 43,659
2018	140,659	45,414
2019	144,150	47,232
2020	147,764	49,122
2021	151,479	16,587
Later years	1,111,459	----
Total	$ 1,780,014	$ 202,014

8. Commitments and Contingencies - Continued

Chapin Davis has entered into capital leases for certain equipment. Obligations under capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost and accumulated depreciation of this equipment at December 31, 2016 was $28,396 and $14,198 respectively.

Future minimum payments under the capital leases are as follows:

2017	$ 6,975
2018	6,975
2019	3,486
Less: amount representing interest	2,471
Present value of future payments	$ 14,965

The Company is subject to various litigation matters that arise in the ordinary course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position.

9. Credit Risk

In the normal course of business, Chapin Davis's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose Chapin Davis to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customers or products.

The Company has concentrated its credit risk by maintaining deposits in a financial institution and its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC). The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

10. Receivables from Employees

The Company may advance monies to employees as part of employment agreements with the Company. The loans are being repaid using various payment methods and/or schedules according to each agreement.

11. Guarantees and Indemnifications

ASC 460-10, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Chapin Davis guarantees all of the customer margin account balances held by its clearing broker. Chapin Davis is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2016 was $1,295,490. In the event of any customer default, the Chapin Davis has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Chapin Davis does not maintain any loss reserve.

Chapin Davis unconditionally guaranteed a loan for a prior employee. The loan payments are $4,145 per month and end in September 2018. Chapin Davis is making the payments on the loan at 3.25% interest on the outstanding balance and also recognized a receivable from the prior employee. The receivable from the prior employee was written off in 2016. As of December 31, 2016 the future required payments are:

2017	$ 47,702
2018	36,807
	$ 84,509

12. Regulatory Requirements

Chapin Davis is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of December 31, 2016 the net capital was $152,422, which exceeded the capital requirement of $100,000 by $52,422 and the net capital ratio was 3.14 to 1.

13. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$ 89,149
Liabilities:	
Due to Chapin Davis, Inc.	$ 133,177
Other liabilities	52,500
Total liabilities	185,677
Stockholders' equity	($ 96,528)

These amounts are not included in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

14. Subsequent Events

Management evaluated subsequent events through March 14, 2017, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2016, but prior to March 14, 2017 that provided additional evidence about conditions that existed at December 31, 2016 have been recognized in the financial statements for the year ended December 31, 2016.

Schedule I

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

NET CAPITAL

Total consolidated stockholders' equity		$ 924,446
Add:		
Stockholders' deficit of wholly-owned subsidiary		97,528
Total stockholders' equity qualified for net capital		1,021,974
Deductions and/or charges:		
Nonallowable assets:		
Receivables from employees, net	$ 291,067	
Deferred tax assets	45,900	
Receivable from subsidiary	133,177	
Prepaid expenses	54,944	
Investment in subsidiary	1,000	
Security deposit	6,400	
Leasehold improvements and office equipment, net	334,167	
Total deductions and/or charges		866,655
Net capital before haircuts on securities positions		155,319
Haircuts on securities		
Trading and investing securities:		----
U.S. and state government obligations		----
Corporate obligations		156
Stocks and warrants		24
Other securities		2,717
Undue concentration		----
		2,897
Net capital		$ 152,422

Schedule I (continued)

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 361,871
Obligations under capital leases	14,965
Deferred tax liability	17,600
Unconditional guaranteed loan	84,509
Total aggregate indebtedness	$ 478,945

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 52,422
Net capital less 120% of minimum dollar net capital requirement	$ 32,422
Ratio: Aggregate indebtedness to net capital	3.14 to 1

Schedule I (continued)

CHAPIN DAVIS, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016) UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$	166,023
Audit adjustment to record additional legal fees	(	13,600)
Net rounding adjustment	(	1)
Net capital per the preceding	$	152,422
Computation of aggregate indebtedness as reported in Company's Part IIA (unaudited) FOCUS report	$	465,345
Audit adjustment to record additional liabilities		13,600
Total aggregate indebtedness per the preceding	$	478,945
Reconciliation of Company's computation of Basic Net Capital requirement as reported on Company's Part IIA (unaudited) FOCUS report		
Minimum net capital requirement	$	100,000
Excess net capital as reported in Company's Part IIA (unaudited) FOCUS report		66,023
Less additional legal fees	(	13,600)
Less net rounding adjustment	(	1)
Excess net capital per the preceding	$	52,422

Schedule II

CHAPIN DAVIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

Schedule III

CHAPIN DAVIS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chapin Davis, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chapin Davis, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Chapin Davis, Inc. stated that Chapin Davis, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chapin Davis, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chapin Davis, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 14, 2017

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

Chapin Davis, Inc. Exemption Report

For the Year Ended December 31, 2016

Chapin Davis, Inc. (the "Company") is a registered Broker-Dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. €240.17a-5, "Reports to be made by certain Broker-Dealers"). This Exemption Report was prepared as required by 17 C.F.R. €240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state the following:

1) The company claimed an exemption from 17 C.F.R. €240.15c3-3 under the following provisions of 17 C.F.R. €240.15c3-3 (k): (2)(ii).
2) The Company met the identified exemption provision in 17 C.F.R. €240.15c3-3(k) throughout the most recent fiscal year without exception.

Chapin Davis, Inc.

I, Talbot Jones Albert, IV affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Talbot Jones Albert, IV
President & CEO

March 14, 2017

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Wealth Management • Investment Securities • Insurance Services

2 Village Square, Suite 200 | Baltimore, Maryland 21210 | Telephone (410) 435-3200 | Toll Free (800) 222-3246 | Fax (410) 433-2099 | www.chapindavis.com